INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

February 1, 2022

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II (the “Registrant”)

Registration Statement on Form N-14 (File No. 333-261707)

Ladies and Gentlemen:

This letter reflects revisions to the Registrant’s responses provided on January 28, 2022 to the comments provided to me by Ms. Christina DiAngelo Fettig of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on January 5, 2022, and by Mr. David Orlic of the staff of the Commission by telephone on January 17, 2022, on the Registrant’s registration statement filed on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of Change Finance U.S. Large Cap Fossil Fuel Free ETF (the “Target Fund”), a series of ETF Series Solutions, into AXS Change Finance ESG ETF (the “Acquiring Fund”), a series of the Registrant. The Target Fund and the Acquiring Fund are referred to herein as the “Funds.”

The revised response is included below and, as appropriate, will be incorporated into Pre-Effective Amendment No. 1 to the Registration Statement. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

Combined Proxy Statement and Prospectus

1.	Please explicitly describe how the two management agreements differ, or affirmatively state that they do not differ. In addition, with respect to the discussion of the unitary advisory fee, please highlight any differences in the unitary fees paid by the Funds, specifically any exclusions.

Response: The Registrant confirms that the unitary fees paid by the Funds and the exclusions therefrom are the same. Disclosure regarding differences between the two management agreements has been added under “Investment Advisers and Portfolio Managers” as follows:

Pursuant to the Investment Advisory Agreement between Change Finance and ESS, on behalf of the Target Fund, Change Finance currently receives an annual unitary management fee equal to 0.49% of the Target Fund’s average daily net assets. In connection with the unitary management fee Change Finance receives from the Target Fund, Change Finance has agreed to pay all expenses incurred by the Target Fund except for interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, extraordinary expenses, distribution fees and expenses paid by the Target Fund under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act, and the unified management fee payable to Change Finance. Change Finance is not liable to ESS under the terms of the Investment Advisory Agreement for any error of judgment or mistake of law or for any loss suffered by Change Finance or ESS in connection with the performance of the Investment Advisory Agreement, except a loss resulting from a breach of fiduciary duty by Change Finance with respect to the receipt of compensation for services or a loss resulting from willful misfeasance, bad faith or negligence on Change Finance’s part in the performance of its duties or from reckless disregard by Change Finance of its duties under the Investment Advisory Agreement. The Investment Advisory Agreement may be terminated by (i) ESS by the vote of its Board or with respect to the Target Fund, upon the affirmative vote of a majority of the outstanding voting securities of the Target Fund, or (ii) by Change Finance upon 120 days written notice to ESS. The Investment Advisory Agreement between Change Finance and ESS will also immediately terminate in the event of its assignment.

Pursuant to the Investment Advisory Agreement between AXS and IMST II, on behalf of the Acquiring Fund, AXS will receive an annual unitary management fee equal to 0.49% of the Acquiring Fund’s average daily net assets. In connection with the unitary management fee AXS receives from the Acquiring Fund, AXS is responsible for paying all expenses of the Acquiring Fund excluding fee payments under the Investment Advisory Agreement, interest, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing or settlement of orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, extraordinary expenses, distribution fees and expenses paid by the Acquiring Fund under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act. AXS is not liable to IMST II under the terms of the Investment Advisory Agreement for any error of judgment or mistake of law or for any loss suffered by AXS or IMST II in connection with the performance of the Investment Advisory Agreement, except a loss resulting from a breach of fiduciary duty by AXS with respect to the receipt of compensation for services or a loss resulting from willful misfeasance, bad faith or gross negligence on AXS’ part in the performance of its duties or from reckless disregard by AXS of its duties under the Investment Advisory Agreement. The Investment Advisory Agreement between AXS and IMST II with respect to the Acquiring Fund may be terminated by IMST II at any time, without the payment of any penalty, upon giving AXS 60 days’ notice (which notice may be waived by AXS), provided that such termination by IMST II shall be directed or approved (x) by the vote of a majority of the Trustees of IMST II in office at the time or by the vote of the holders of a majority of the voting securities of the Fund at the time outstanding and entitled to vote, or (y) by AXS on 60 days’ written notice (which notice may be waived by IMST II). Like the Investment Advisory Agreement between Change Finance and ESS, the Investment Advisory Agreement between AXS and IMST II will immediately terminate in the event of its assignment. Pursuant to the Investment Sub-Advisory Agreement between Change Finance and AXS, AXS compensates Change Finance out of the investment advisory fees it receives from the Acquiring Fund.

AXS and IMST II have received an exemptive order from the SEC for the Acquiring Fund which allows AXS to operate the Acquiring Fund under a “manager of managers” structure (the “Order”). Pursuant to the Order, AXS may, subject to the approval of the Board, hire or replace sub-advisors and modify any existing or future agreement with such sub-advisors without obtaining shareholder approval. Change Finance and ESS have no similar exemptive order.

* * * * *

The Registrant intends to file the Pre-Effective Amendment No. 1 and request that the effectiveness of the Amendment be accelerated to February 1, 2022.

The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or required further clarification of any response, please contact me at (626) 385-5777 or diane.drake@mfac-ca.com.

/s/ Diane J. Drake
Diane J. Drake
Secretary

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